FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

VIA EDGAR AND EMAIL

December 4, 2012

Sharon Blume, Assistant Chief Accountant
Marc Thomas, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:         Orrstown Financial Services, Inc.
Addendum to November 5, 2012 Response Letter
File No. 001-34292

Dear Ms. Blume and Mr. Thomas:

This letter serves as an addendum to our letter sent to the Commission on November 5, 2012 which was is in response to your follow-up comment letter dated October 4, 2012, pertaining to our response letter to your original comment letter dated August 23, 2012, regarding the Annual Report on Form 10-K of Orrstown Financial Services, Inc. (the “Company”) filed March 15, 2012, and the Quarterly Report on Form 10-Q filed August 9, 2012, in which you requested certain explanatory information.  Following the submission of our November 5, 2012 response letter, management determined certain responses required additional information and further clarification.  As such, this letter contains further explanation and expanded disclosure related to the deferred tax asset valuation allowance recorded by the Company during the third quarter of 2012 and disclosed within the Form 10-Q for the period ended September 30, 2012.  This letter also contains certain proposed disclosures to be included within the Company’s Form 10-K for the fiscal year ended December 31, 2012 (“FYE 2012”) (the “2012 Form 10-K”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0001

Information and Requests [17 C.F.R. § 200.83] (“Rule 83”).  For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”), including Exhibit 4 hereto and (b) the accompanying Request letter (collectively, the “Confidential Material”).  Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. 1

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Orrstown Financial Services, Inc.” and each page is marked for the record with the identifying numbers and code “AI-0001” through “AI-0007.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Supplement to Prior Response to Comment No. 2

Deferred Tax Asset Valuation Allowance  - September 30, 2012

As of September 30, 2012, the Company concluded that a full valuation allowance on its deferred tax asset was required, and recorded a $19.9 million charge to federal income tax expense as of this date. As shown in the revised Exhibit 4 below, the Company initially calculated an unrealizable deferred tax asset of $12.9 million based on quantitative measures, calculated as the balance of the deferred tax asset less:  (1) taxable income available in carryback periods, (2) reversal of deferred tax liabilities within the carryforward period, and (3) income from tax planning strategies.  The difference between the valuation allowance recorded and the calculated unrealizable portion of the deferred tax asset totaled $7.0 million as of September 30, 2012.

[***]2

The remaining $7.0 million valuation allowance as of September 30, 2012 was established based on the following qualitative considerations:

•
Given our large taxable losses during the first three quarters of 2012, we had exhausted the carryback availability to 2010 – 2011, as we had recognized current federal income tax receivable which fully offset 2010 and 2011’s taxable income;

_________________
1 The designated contact person for this request (“Contact Person”) is John J. Spidi, Esq, Spidi & Fisch, PC, 1227 25th Street, N.W., Suite 200 West, Washington, D.C. 20037, telephone (202) 434-4670, Facsimile: (202) 434-4661. All questions related to this Request should be forwarded to the Contact Person, who also should be provided with timely notice prior to releasing any Confidential Material.
2 The Company is requesting that the information contained in this request No. 1 related to its internal financial projections be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0002

•	As of September 30, 2012, the Company was in a three-year cumulative loss position, representing significant negative evidence against the realizability of the deferred tax asset;

•
Based on the Company's actual financial results differing from those forecasted, it was determined that the subjective nature of the forecasted taxable income was not conclusive enough to offset the negative evidence noted in determining the realizability of its deferred tax assets.  Accordingly, the Company does not expect to be out of a cumulative loss position over the next year;

•	The entire balance of the deferred tax asset is disallowed for purposes of calculating regulatory capital ratios as of September 30, 2012;

•	[***;]3

•	[***; ]4 and

•
The Company continued to include its tax planning strategies of selling securities with unrealized gains and the sale of its trust department in the September 30, 2012 analysis, as it remains available to us.  However, we considered the significance of the negative evidence provided in the previous points, and concluded that these strategies may be required as a capital planning strategy outside our deferred tax asset preservation strategy, and was given virtually no weight as of September 30, 2012.

Proposed Disclosure for the Company’s 2012 Form 10-K

The Company presents the following narrative and table disclosures in order to illustrate the disclosures planned to be included within the Company’s 2012 Form 10-K, which will include financial data for FYE 2012, which is not yet available.

NOTE XX.	INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Pennsylvania. The Bank also files an income tax return in the State of Maryland. The Company is no longer subject to U.S. federal, state or local income tax examination by tax authorities for years before 2009.

Included in the balance sheet at December 31, 2012 and  2011 are tax positions related to loan charge offs for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

_______________________
3 The Company is requesting that the information contained in this request No. 2 related to its internal financial strategy be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.
4 The Company is requesting that the information contained in this request No. 3 related to its internal financial strategy be treated as confidential and that the Securities and Exchange Commission provide timely notice to the Contact Person prior to its release.

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0003

The components of federal income tax expense (benefit) for the years ended December 31 are summarized as follows:

(Dollars in thousands)	2012			2011		2010
Current year provision:
Federal	$	XX			$4,063	$8,779
State		X			210	162
Deferred tax expense (benefit)		(X	)		(15,136)	(2,471)
Valuation allowance on deferred taxes		X			0	0

Net federal income tax expense (benefit)	$	XX		$	$(10,863)	$6,470

A reconciliation of the effective applicable income tax rate to the federal statutory rate is as follows:

	2012		2011	2010
Statutory federal tax rate		35.0%	35.0%	35.0%
Increase/(decrease) resulting from:
State taxes, net of federal benefit	xx.x	%	(0.1)%	0.2%
Impairment of goodwill	xx.x	%	(14.8)%	0.0%
Valuation allowance on deferred taxes			0.0%	0.0%
Tax exempt interest income	xx.x	%	4.3%	(5.5)%
Earnings from life insurance	xx.x	%	0.9%	(1.8)%
Disallowed interest	xx.x	%	(0.2)%	0.3%
Low-income housing credits	xx.x	%	0.4%	(0.6)%
Other	xx.x	%	(0.1)%	0.5%

Effective income tax rate	xx.x	%	25.4%	28.1%

The provision for income taxes includes $XXX,XXX, $2,178,000, and $1,273,000 of applicable income tax expense related to net security gains for the years ended December 31, 2012, 2011 and 2010.

The components of the net deferred tax asset, included in other assets or liabilities as of December 31, are as follows:

(Dollars in thousands)		2012	2011
Deferred tax assets:
Allowance for loan losses	$	xx,xxx	$19,517
Deferred compensation		xxx	443
Retirement plans and salary continuation		x,xxx	1,336
Stock compensation		xxx	176
Off balance sheet commitment reserves		xxx	387
Nonaccrual loan interest		xxx	508
Low income housing credit carryforward		xxx	0
Net operating loss carryforward		xxx	0
Other		xxx	406
Total deferred tax assets		xx,xxx	22,773
Valuation allowance		xx,xxx	0

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0004

		0		22,773
Deferred tax liabilities:
Depreciation		x,xxx		1,408
Net unrealized gains on securities available for sale		x,xxx		2,202
Purchase accounting adjustments		xxx		659
Other		xxx		322
Total deferred tax liabilities		x,xxx		4,591

Net deferred tax asset (liability)	$	(x,xxx	)	$18,182

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers taxes paid in prior years, projected future taxable income and available tax planning strategies, and other factors in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods and other available evidence, management believed it wasn’t more likely than not that the net deferred tax asset would be realized at December 31, 2012. Accordingly, a valuation allowance for the net amount of the deferred tax assets, or $X,XXX,XXX, which represented future deductible temporary differences on our tax returns, was established at December 31, 2012, compared to no valuation allowance at December 31, 2011. Primary factors contributing to this determination at December 31, 2012 included:

•	The Company has exhausted all of its carryback availability to 2010 – 2011, as we had recognized current federal income tax receivable which fully offset 2010 and 2011’s taxable income.

•
As of December 31, 2012, the Company was in a three-year cumulative loss position, representing significant negative evidence against the realizability of the deferred tax asset, and we do not expect to be out of a cumulative loss position over the next year.

•	The entire balance of the deferred tax asset is disallowed for purposes of calculating regulatory capital ratios as of December 31, 2012.

Given the current uncertainty of the economy and in the event economic and real estate conditions decline, additional losses may result in our loan portfolio above those already provided for.   As a result, we have placed little weight on our current forecast of earnings and do not provide income for the realization of the deferred tax asset.

********

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0005

The Company hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing has been fully responsive to your comment letters.  Please feel free to contact me at (717) 530 -2602 or tquinn@orrstown.com if you need additional information or clarification.  Thank you for your attention to this matter.

                Sincerely,

                /s/ Thomas R. Quinn, Jr.

                Thomas R. Quinn, Jr.
                President and Chief Executive Officer

Copy to:   David P. Boyle, Executive Vice President
          John J. Spidi, Esq., Spidi & Fisch, PC

Confidential Treatment Requested by Orrstown Financial Services, Inc.
AI-0006